                                                                 EXHIBIT (C)(2)



                          TENDER AND OPTION AGREEMENT

     This TENDER AND OPTION AGREEMENT (the "Agreement") is entered into on June 5, 1996 by and between Vemco Acquisition Corp., a Delaware corporation ("Purchaser"), and each of the individuals a signatory to this Agreement (the "Stockholders").

                                    RECITALS

     WHEREAS, concurrently herewith, Purchaser is entering into an Agreement and Plan of Merger (the "Merger Agreement") with Bailey Corporation, a Delaware corporation (the "Company"), pursuant to which Purchaser will acquire the Company, on the terms and subject to the conditions set forth in the Merger Agreement, by means of a tender offer by Purchaser (the "Offer") for all outstanding shares of common stock, par value $.10 per share, of the Company (the "Company Common Stock"), at $8.75 per share, net to the seller in cash, followed by a merger (the "Merger") of Purchaser into the Company (capitalized terms used herein and not otherwise defined are used as defined in the Merger Agreement); and

     WHEREAS, as of the date hereof, the Stockholders together beneficially own directly or indirectly 996,136 shares of Company Common Stock, together with the associated Rights issued under that certain Rights Agreement dated September 28, 1995, between the Company and State Street Bank and Trust Company, as Rights Agent (which stock and associated rights are referred to as the "Existing Shares" and, together with any After-Acquired Shares (as defined below), (the "Shares"), which Existing Shares constitute approximately 18.6% of the issued and outstanding shares of Company Common Stock; and

     WHEREAS, as an inducement to Purchaser to acquire the Company, and as a condition to Purchaser's willingness to enter into the Merger Agreement and consummate the transactions contemplated thereby, Purchaser has required that the Stockholders agree, and the Stockholders have agreed (i) to grant Purchaser an irrevocable option to buy the Shares at $8.75 per share (the "Option"); and
(ii) to tender and, in the event such option is not theretofore exercised, sell the Shares in the Offer and vote their Shares in favor of the Merger, in each case upon the terms and subject to the conditions set forth herein; and

     NOW THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, and such other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

     1.  Agreement to Tender; Option.

     1.1 Tender of Shares. Each Stockholder hereby agrees (a) to validly tender (or cause the record owner of any Shares to tender) all Shares beneficially owned by such Stockholder pursuant to the Offer, not later than the fifth business day after commencement of the Offer or, with respect to After-Acquired Shares, within one business day following the acquisition thereof, (b) not to withdraw any Shares so tendered without the prior written consent of Purchaser except as otherwise provided in Section 1.1(c) and (c) to withdraw all Shares tendered in the Offer immediately upon receipt of notice from Purchaser that it is exercising the Option in order that it may acquire such Shares in accordance with Section 1.2(a) hereof.
Each Stockholder hereby acknowledges and agrees that Purchaser's obligation to accept for payment and pay for the Shares in the Offer is subject to the terms and conditions of the Offer.

     1.2 Option.

     (a) In order to induce Purchaser to enter into the Merger Agreement, and subject to the terms and conditions of this Agreement, each of the Stockholders hereby irrevocably grants to Purchaser the Option, exercisable in whole but not in part from and after the date hereof, to purchase Shares at a purchase price of $8.75 per Share. If (i) the Offer if terminated, abandoned or withdrawn by Purchaser (whether due to the failure of any of the conditions thereto or otherwise) or (ii) the Merger Agreement is terminated pursuant to Section 8.1(c)(i), 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iv), the Option shall continue to be exercisable, in whole but not in part for a period of 90 days after the date of the occurrence of such event, so long as (x) all applicable waiting periods under the HSR Act required for the purchase of the Option Shares upon such exercise shall have expired or been waived and (y) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the Option pursuant to this Agreement. In the event the Merger Agreement is terminated other than pursuant to Section 8.1(c)(i), 8.1(d)(i), 8.1(d)(ii) or 8.1(d)(iv), the Option shall terminate upon such termination of the Merger Agreement..

     (b) In the event Purchaser wishes to exercise the Option, Purchaser shall deliver written notice thereof to each of the Stockholders, specifying the date, time and place for the closing of such purchase. A closing of the purchase of Shares pursuant to the Option (a "Closing") shall take place on the date, at the time and at the place specified in such notice; provided, that if at such date any of the conditions specified in Section 1.2(a)(x) or (y) hereof shall not have been satisfied or waived, Purchaser may postpone such Closing until a date within two business days after such conditions are satisfied or waived. At the Closing, each of the Stockholders will deliver to Purchaser (in accordance with Purchaser's instructions) the certificates representing the Shares being purchased pursuant to Section 1.2, duly endorsed or accompanied by stock powers duly executed in blank. At such Closing, Purchaser shall either
(i) wire transfer to the account designated by each Stockholder or (ii) deliver to each Stockholder a certified or bank cashier's check payable to or upon the order of such Stockholder, in each case in an amount equal to the number of Shares being purchased from such Stockholder at such Closing multiplied by $8.75, in immediately available funds.

     1.3 Assignment of Dividends and Other Distributions. Each Stockholder hereby assigns to Purchaser any and all dividends and other distributions that may be declared, set aside or paid by the Company with respect to such Stockholder's Shares during the term of this Agreement.

     1.4 Title. Each Stockholder agrees that, in connection with the transfer of Shares to Purchaser in the Offer or to Purchaser pursuant to the Option, he shall transfer to and unconditionally vest in the Purchaser good and valid title to such Shares, free and clear of all claims, liens,


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restrictions, security interests, pledges, limitations and encumbrances whatsoever, except those arising hereunder.

     1.5 No Purchase. Purchaser may allow the Offer to expire without accepting for payment or paying for any Shares, as set forth in the Offer to purchase, and Purchaser may allow the Option to terminate without purchasing all or any Shares pursuant to the exercise thereof. If any Shares are not accepted for payment in accordance with the terms of the Offer or purchased pursuant to the Option, they shall be returned to the respective Stockholder, whereupon they shall continue to be held by such Stockholder subject to the terms and conditions of this Agreement.

     1.6 Certain Price Protection. If, within 12 months following the exercise of the Option by Purchaser, Purchaser, directly or indirectly, sells, transfers or otherwise disposes of any or all of the Shares acquired upon exercise of the Option or the Offer to a third party (or realizes cash proceeds in respect of such Shares as a result of a distribution to stockholders of the Company following the sale of substantially all of the Company's assets) in connection with a transaction whereby the third party is acquiring the entire equity interest in the Company pursuant to a merger, tender offer, exchange offer, sale of assets, sale of shares or a similar business transaction (a "Subsequent Sale") at a per Share price in excess of $8.75 (the "Subsequent Sale Price"), then Purchaser will pay to each Stockholder, within five (5) days of receipt of payment by Purchaser, an amount equal to such Stockholder's pro rata share of 50% of the excess of the Subsequent Sale Price over $8.75 multiplied by the number of Shares sold in the Subsequent Sale.

     2. Voting. Each Stockholder hereby agrees that (for so long as the Merger Agreement is in effect), at any meeting of the holders of Company Common Stock, however called, or in connection with any written consent of the holders of Company Common Stock, it shall vote (or cause to be voted) the Shares (a) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and this Agreement and any actions required in furtherance thereof and hereof; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or this Agreement; and (c) except as otherwise agreed to in writing in advance by Purchaser, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (i) any action or agreement that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger, the Offer and the transactions contemplated by this Agreement and the Merger Agreement; (ii) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company and its Subsidiaries; (iii) a sale, lease or transfer of a material amount of assets of the Company or its Subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Company or its Subsidiaries; (iv) any change in the management or Board of Directors of the Company, except as contemplated by the Merger Agreement; (v) any change in the present capitalization or dividend policy of the Company; (vi) any amendment of the Company's certificate of incorporation or bylaws; or (vii) any other material change in the Company's corporate structure or business. Notwithstanding anything to the contrary


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contained in this Agreement, each Stockholder shall be free to act in his capacity as a member of the Board of Directors of the Company and to discharge his fiduciary duty as such. At the request of Purchaser, each Stockholder, in furtherance of the transactions contemplated hereby and by the Merger Agreement, shall promptly execute and deliver to Purchaser an irrevocable proxy and irrevocably appoint Purchaser or its designees, its attorney and proxy to vote all Shares of such Stockholder, for all purposes whatsoever, with full power of substitution. Each such Stockholder acknowledges that this proxy (a) shall be coupled with an interest, (b) constitutes, among other things, an inducement for Purchaser to enter into the Merger Agreement, and (c) shall be irrevocable and shall not be terminated by operation of law upon the occurrence of any event. Any such proxy shall terminate upon the termination of the Option.

     3. Representation and Warranties. Each Stockholder hereby severally and not jointly represents and warrants to Purchaser as follows:

     3.1 Ownership of Shares; Purchase Rights. (a) On the date hereof, (i) such Stockholder is the record owner of the Existing Shares as set forth opposite such Stockholder's name on the signature page hereto and (ii) such Existing Shares constitute all of the shares of Company Common Stock owned of record and beneficially by each such Stockholder. Such Stockholder has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement with respect to all of the Existing Shares, with no limitations, qualifications or restrictions on such rights, and the Existing Shares are the only shares of Company Common Stock over which such Stockholder has such powers or otherwise are owned of record or beneficially by such Stockholder as of the date hereof.

     (b) On the date hereof, (i) each Stockholder is the beneficial owner of the options and warrants as set forth opposite such Stockholder's name on the signature page hereto and (ii) such Stockholder does not have any option or other right to acquire Shares ("Purchase Right") except as indicated thereon.

     3.2 Power, Binding Agreement. Such Stockholder has the legal capacity, power and authority to enter into and perform all of its obligations under this Agreement. The execution, delivery and performance of this Agreement by such Stockholder will not violate any other agreement to which he is a party, including without limitation any voting agreement, stockholders agreement or voting trust. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement of him, enforceable against him in accordance with its terms, except that such enforceability may be limited by bankruptcy, insolvency or similar laws affecting creditors' rights.

     3.3 No Conflicts. Except for filings under the HSR Act and the Exchange Act, (a) no filing with, and no permit, authorization, consent or approval of, any Federal, state or foreign public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (b) neither the execution and delivery of this Agreement by such Stockholder nor the consummation by such


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

Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall (i) conflict with or result in a violation orbreach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation to which such Stockholder is a party or by which such Stockholder or any of his properties or assets may be bound or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Stockholder or any of his properties or assets.

     3.4 Encumbrances. The Shares and the certificates representing such Shares are now, and at all times during the term hereof will be, held by such Stockholder, or by a nominee or custodian for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such encumbrances or proxies arising hereunder.

     3.5 Finder's Fees. Except for the fee to be paid to Smith Barney Inc., no investment banker, broker, financial advisor, finder or other person is entitled to a commission or fee from Purchaser or the Company in respect of this Agreement or the transactions contemplated hereby based upon any arrangement or agreement made by or on behalf of such Stockholder, except as otherwise specifically provided in the Merger Agreement or arrangements or agreements made by or on behalf of Purchaser by its authorized representatives.

     3.6 Reliance by Purchaser. Such Stockholder understands and acknowledges that Purchaser is entering into, and causing Purchaser to enter into, the Merger Agreement in reliance upon such Stockholder's execution and delivery of this Agreement and the representations, warranties and covenants of such Stockholder set forth herein.

     4. Other Covenants of the Stockholders. Each Stockholder hereby severally and not jointly covenants and agrees as follows:

     4.1 No Solicitation. Each Stockholder agrees that he shall comply with the provisions of Section 6.1 of the Merger Agreement.

     4.2 Restriction on Transfer, Proxies and Non-Interference; Stop Transfer Order.

     (a) Each Stockholder hereby agrees, while this Agreement is in effect, and except as specifically contemplated hereby, not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any of the Shares or any interest therein, (ii) grant any proxies or powers of attorney, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or (iii) take any action that would make any representation or warranty of any


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Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling any Stockholder from performing its obligations under this Agreement.

     (b) In furtherance of the provisions of Section 4.2(a) hereof, concurrently herewith the Stockholders shall and hereby do authorize the Company to notify the Company's transfer agent that there is a stop transfer order with respect to all of the Existing Shares and any additional Shares of Common Stock acquired by any Stockholder after the date hereof (and that this Agreement places limits on the voting and transfer of such shares).

     4.3 Confidentiality. Each Stockholder recognizes that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each Stockholder hereby agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than counsel and advisors, if any) without the prior written consent of Purchaser, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures such Stockholder's counsel advises are necessary in order to fulfill its obligations imposed by laws, in which event such Stockholder shall give notice of such disclosure to Purchaser as promptly as practicable so as to enable Purchaser to seek a protective order from a court of competent jurisdiction with respect thereto.

     4.4 Additional Shares. (a) Each Stockholder agrees, subject to the following provisions of this Section 4.4(a), at the request of Purchaser, to exercise, exchange or convert his Purchase Rights into Shares of Company Common Stock, so as to constitute After-Acquired Shares under this Agreement. In order to facilitate the exercise at the request of Purchaser of any such Purchase Right, Purchaser shall loan to any requesting Stockholder funds sufficient to allow such Stockholder to exercise the Purchase Right. Such loan shall not be interest bearing and, at Purchaser's option, shall be secured by a pledge of the shares of Company Common Stock acquired upon exercise of such Purchase Right.

     (b) Each Stockholder hereby agrees to promptly notify Purchaser in writing of the number of After-Acquired Shares that may be acquired by such Stockholder, if any, after the date hereof.

     4.5 Public Disclosure. Each Stockholder hereby agrees that Purchaser may publish and disclose in the Offer Documents and, if approval of the Company's Stockholders is required under applicable law, the Company Proxy Statement (including all documents and schedules filed with the SEC) his identity and ownership of Company Common Stock and the nature of his commitments, arrangements and understandings under this Agreement.

     4.6 No Inconsistent Agreements. No Stockholder shall enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions of this Agreement.




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     4.7 Further Assurances.  From time to time, at the other party's request and without further consideration, each of the Purchaser on the one hand and a Stockholder on the other shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

     5.  Miscellaneous.

     5.1 Fees and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

     5.2 Survival of Representations and Warranties. Except for the representations and warranties in Section 3.2 of this Agreement, the representations and warranties contained in this Agreement shall not survive the delivery of and payment for the Shares or termination of the Option in accordance with this Agreement.

     5.3 Effect of Representations, Warranties and Covenants of Holders. The representations, warranties and covenants of the Stockholders shall be several and not joint. The liability of each individual Stockholder shall extend only to the representations, warranties and covenants of such Stockholder and not to any representation, warranty or covenant of any other Stockholder. No Stockholder shall have any liability for incidental or consequential damages or any amount in excess of the aggregate purchase price for his Shares.

     5.4 Amendment and Modification. This Agreement may be amended, modified and supplemented in any and all respects by written agreement of all parties hereto.

     5.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that any or all of its respective rights, interests and obligations hereunder to any other direct or indirect wholly owned subsidiary of Venture Holdings Trust. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective heirs, executors, legal representative or successors and assigns or other transferees and any other successor in interest.

     5.6 Specific Performance. Each of the parties hereto recognizes and acknowledges that a breach by it of any covenants or agreements contained in this Agreement will cause the other party to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore each of the parties hereto agrees that in the event of any such breach the aggrieved party shall be entitled to the remedy of specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.


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

     5.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given upon personal delivery, facsimile transmission (which is confirmed), telex or delivery by an overnight express courier service (delivery, postage or freight charges prepaid), or on the fourth day following deposit in the United States mail (if sent by registered or certified mail, return receipt requested, delivery, postage or freight charges prepaid), addressed to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):


     If to a Stockholder:  c/o Bailey Corporation
                           700 Lafayette Rd.
                           P. O. Box 307
                           Seabrook, NH  03874
                           Telecopy:  (603) 474-5831
                           Attention:   Roger R. Phillips


     with a copy to:       Foley Hoag & Eliot
                           One Post Office Square
                           Boston, MA  02109-2170
                           Telecopy:  (617) 832-7000
                           Attention:  David A. Broadwin, Esq.


     If to Purchaser, to:  Vemco Acquisition Corp.
                           33662 James J. Pompo Dr.
                           Fraser, MI  48026-0278
                           Telecopy:  (810) 294-1960
                           Attention:  Michael G. Torakis

     with a copy to:       Dykema Gossett PLLC
                           400 Renaissance Center
                           Detroit, MI  48243
                           Telecopy:  (313) 568-6915
                           Attention: Paul R. Rentenbach, Esq.


     5.8  Definitions; Interpretation.

     (a) As used in this Agreement, (i) the term "After-Acquired Shares" shall mean any shares of Company Common Stock acquired directly or indirectly, or otherwise beneficially owned, by any of the Stockholders in any capacity after the date hereof and prior to the termination hereof, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of a purchase, dividend, distribution, gift, bequest, inheritance or as a successor in interest in any capacity (including a fiduciary capacity) or otherwise; (ii) the term "affiliate(s)" shall have the meaning set forth in Rule 12b-2 of the Exchange Act and (ii) the phrases "beneficially own" or "beneficial ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under


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

the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing (without duplicative counting of the same securities by the same holder, securities beneficially owned by a person shall include securities beneficially owned by all other persons with whom such Person would constitute a "group" within the meaning of Rule 13d-5 of the Exchange Act).

     (b) When a reference is made in this Agreement to a Section, such reference shall be to a Section in this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The descriptive headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

     5.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     5.10 Entire Agreement, No Third Party Beneficiaries, Rights of Ownership. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     5.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

     5.12 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

     5.13 Remedies Cumulative. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such party.

     IN WITNESS WHEREOF, Purchaser and each of the Stockholders have caused this Agreement to be duly executed as of the day and year first above written.

                                        VEMCO ACQUISITION CORP.


                                        By: _______________________________
                                            Michael G. Torakis, President



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
                                               STOCKHOLDERS:
                   Purchase Rights
                  -----------------
Shares            Options  Warrants
- ------            -------  --------
322,041           200,000     0
                                               -----------------
                                               Roger R. Phillips


352,648           150,000     0
                                               -----------------
                                               William A. Taylor



108,682           100,000     0
                                               -----------------
                                               Louis T. Enos


 92,083           100,000     0
                                               -----------------
                                               E. Gordon Young



 80,682           100,000     0
                                               -----------------
                                               John G. Owens


 40,000           100,000   12,500
- -------           -------   ------             -----------------
996,136           750,000   12,500             Allan B. Freedman
=======           =======   ======


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